Filed Pursuant to Rule 433
File Numbers 333-123150
333-123150-01
May 21, 2007
Enterprise Products Operating L.P.
7.034% Fixed/Floating Rate Junior Subordinated Notes due 2068

Issuer:	Enterprise Products Operating L.P.

Guarantor	Enterprise Products Partners L.P. will guarantee, on a junior subordinated basis, payment of the principal of, premium, if any, and interest on the notes.

Principal Amount:	$700,000,000

Security Type:	Junior Subordinated Notes due 2068

Ratings (Moody’s / S&P / Fitch):	Ba1 / BB (expected) / BB+

A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to review, revision, suspension, reduction, or withdrawal at any time by the assigning rating agency.

Minimum Denomination:	$1,000

Pricing Date:	May 21, 2007

Settlement Date:	May 24, 2007 (T + 3)

Maturity Date:	January 15, 2068

Treasury Benchmark:	T 4.500% due May 15, 2017

Benchmark Yield:	4.784%

Spread to Benchmark:	225 basis points (2.25%)

Yield to Maturity:	7.034%

Coupon:	7.034%

Interest during Fixed Rate Period:
From May 24, 2007 to January 15, 2018, at an annual rate of 7.034%, payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2008, subject to the Issuer’s right to defer interest payments on one or more occasions for up to ten consecutive years.

Interest during Floating Rate Period:
From January 15, 2018 through maturity, at an annual floating rate equal to the greater of (a) the 3-month LIBOR Rate plus a spread of 268 basis points, reset quarterly, or (b) 7.034% per annum, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2018, subject to the Issuer’s right to defer interest payments on one or more occasions for up to ten consecutive years.

Underwriting Discount:	1.375%; $9,625,000 in the aggregate

Price to Public:	99.979%

Net Proceeds to Issuer After Deducting Underwriting Commissions and Net Estimated Offering Expenses:	$690,228,000

Optional Redemption:	In whole or in part at any time on or after January 15, 2018, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest;

•	in whole or in part at any time prior to January 15, 2018, at a redemption price equal to the “Make-Whole Redemption Price”; or

•	in whole but not in part prior to January 15, 2018, after the occurrence of a Tax Event or Rating Agency Event at a redemption price equal to the “Special Event Make-Whole Redemption Price.”

The “Make-Whole Redemption Price” will be equal to (a) all accrued and unpaid interest to but not including the redemption date, plus (b) the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) as determined by the Independent Investment Banker, the sum of the present values of remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued to the redemption date) being redeemed from the redemption date to January 15, 2018, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus .50%.

The “Special Event Make-Whole Redemption Price” for the Notes if redeemed prior January 15, 2018 in connection with a Rating Agency Event or Tax Event will be equal to (a) all accrued and unpaid interest to but not including the redemption date, plus (b) the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) as determined by the Independent Investment Banker, the sum of the present values of remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued to the redemption date) being redeemed from the redemption date to January 15, 2018, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus .50%.

CUSIP:	293791AW9

ISIN:	US293791AW97

Joint Bookrunning Managers:	J.P. Morgan Securities Inc. Citigroup Global Markets Inc. Lehman Brothers Inc. Wachovia Capital Markets, LLC

Senior Co-Managers:	Mizuho Securities USA Inc. Raymond James & Associates, Inc.

Co-Managers:	BNP Paribas Securities Corp. Daiwa Securities America Inc. HVB Capital Markets, Inc. ING Financial Markets LLC Wells Fargo Securities, LLC

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The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (212) 834-4533, Citigroup Global Markets Inc. toll-free at (877) 858-5407, Lehman Brothers Inc. toll-free at (888) 603-5847, or Wachovia Capital Markets, LLC toll-free at (866) 289-1262.